UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Deere & Company

(Name of Issuer)

Common Stock, Par Value $1.00

(Title of Class of Securities)

244199105

(CUSIP Number)

Jacki Badal, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

July 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 244199105
1.	Names of Reporting Persons Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,771,964 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 19,771,964 (1)

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,771,964 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	All shares of the common stock, $1.00 par value per share (the “Common Stock”), of Deere & Company (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”), may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 305,635,672 shares of Common Stock outstanding as of May 1, 2022, as reported on the Issuer’s Form 10-Q filed on May 26, 2022.

CUSIP No. 244199105
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,917,693 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,917,693 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,917,693 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), William H. Gates III, as a Co-Trustee of the Bill & Melinda Gates Foundation Trust (the “Trust”), may be deemed to have shared beneficial ownership of all shares of Common Stock held by the Trust.

(2)	Based on 305,635,672 shares of Common Stock outstanding as of May 1, 2022, as reported on the Issuer’s Form 10-Q filed on May 26, 2022.

CUSIP No. 244199105
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,771,964 (1)

	8.	Shared Voting Power 3,917,693 (2)

	9.	Sole Dispositive Power 19,771,964 (1)

	10.	Shared Dispositive Power 3,917,693 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,689,657 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	All shares of the Common Stock of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Includes Common Stock held by the Trust. For purposes of Rule 13d-3, William H. Gates III, as a Co-Trustee of the Trust, may be deemed to have shared beneficial ownership of all Common Stock held by the Trust.

(3)	Based on 305,635,672 shares of Common Stock outstanding as of May 1, 2022, as reported on the Issuer’s Form 10-Q filed on May 26, 2022.

EXPLANATORY STATEMENT

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of Deere & Company (the “Issuer”). Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), and William H. Gates III (“WHG”) jointly file this Amendment to amend the Schedule 13D previously filed by Cascade and WHG with the Securities and Exchange Commission on August 23, 2011, as amended December 11, 2012; December 18, 2013; June 1, 2015; December 20, 2016; and August 6, 2021. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information in the Schedule 13D remains in effect except to the extent that it is amended or superseded by subsequently filed information, including information in this Amendment.

Item 2.	Identity and Background

(a)     This statement is being filed jointly by Cascade, the Trust, and WHG (collectively, the “Reporting Persons”). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose, and the Reporting Persons expressly disclaim membership in a group.

(b)     The business addresses of the Reporting Persons are as follows:

•         Cascade: 2365 Carillon Point, Kirkland, Washington 98033

•         The Trust: 2365 Carillon Point, Kirkland, Washington 98033

•         WHG: 500 Fifth Avenue North, Seattle, Washington 98109

(c)     Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its member. WHG controls Cascade as its sole member. The address of Cascade’s principal office is set forth in paragraph (b) of this item.

The Trust is a charitable trust established under the laws of the State of Washington. The Trust was established to manage investment assets and transfer proceeds to the Bill & Melinda Gates Foundation (the “Foundation”) as necessary to achieve the Foundation's charitable goals. The Trust’s co-trustees are William H. Gates III and Melinda French Gates. The address of the Trust’s principal office is set forth in paragraph (b) of this item.

WHG, a natural person, is a Co-Trustee of the Foundation and the Trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.

(d)     None.

(e)     None.

(f)      WHG is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Cascade purchased its shares of Common Stock with working capital. The Trust received its shares of Common Stock as gifts from its co-trustees.
Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Amendment for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Amendment for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)     Cascade transferred 3,018,038 shares of Common Stock to the Trust in a private transaction as a gift, for no consideration, on July 21, 2022.

(d)     None.

(e)     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2022	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Michael Larson
		Title:	Business Manager

WILLIAM H. GATES III

	By	*
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact

Bill & Melinda Gates Foundation Trust

	By	*
		Name:	Michael Larson (2)
		Title:	Attorney-in-fact for the Co-Trustees,
William H. Gates III and Melinda French Gates

	*By:	/s/ Michael Larson
Michael Larson

(1)	Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.

(2)	Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated November 13, 2006, by and on behalf of William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust, filed as Exhibit 99.1 to the Trust’s Amendment No. 3 to Schedule 13G with respect to Coca-Cola FEMSA, S.A. de C.V. on February 13, 2007, SEC File No. 005-52421, and incorporated by reference herein.

Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

Date: July 22, 2022	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Michael Larson
		Title:	Business Manager

WILLIAM H. GATES III

	By	*
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact

Bill & Melinda Gates Foundation Trust

	By	*
		Name:	Michael Larson (2)
		Title:	Attorney-in-fact for the Co-Trustees,
William H. Gates III and Melinda French Gates

	*By:	/s/ Michael Larson
Michael Larson

(1)	Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.

(2)	Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated November 13, 2006, by and on behalf of William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust, filed as Exhibit 99.1 to the Trust’s Amendment No. 3 to Schedule 13G with respect to Coca-Cola FEMSA, S.A. de C.V. on February 13, 2007, SEC File No. 005-52421, and incorporated by reference herein.